Invest in audiobridge

Next-gen AI music app: recording and collaboration for everyone



 AUDIOBRIDGEAPP.COM   OAKLAND CA   Software   Technology   Entertainment   Media   Music

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ABOUT   UPDATES[7]   REVIEWS[24]   ASK A QUESTION[3]

Why you may want to invest in us...

1   📈 Uninterrupted month over month growth for the past 18 months.

2   💰 6 million+ datapoints collected: gaining unrivaled insight of how the world makes music.

3   🎵 475,000+ audio tracks recorded to date.

4   🎧 Over 600 hours of music recorded each month on audiobridge.

5   🏃 Run by a successful software CEO (former pro musician) and a current world-touring bassist.

6   📱 For believers in the future of mobile recording. We are the only 100% mobile solution on the market.

7   🏆 Mobile recording is now used by Grammy-winning artists/producers on Billboard-charting songs.

8   🎛 Full studios are outdated & expensive. We are free to download & easy for anyone to use.

Why investors ❤ us

WE'VE RAISED $618,403 SINCE OUR FOUNDING

 *Audiobridge is groundbreaking music recording software for iOS. My initial impression was they had a small but great team. I believe they are going to change the way music is recorded on mobile and in general. They are already making a difference in the industry and are just getting started. The focus on a great product is already engrained in their DNA, and the next stage is the right partnerships and building on their technology. I look forward to watching their growth and helping them achieve all of their goals. I am excited to invest in them for all of those reasons and more.*

Andrew Stess CEO StessCo Consulting Group LLC.

[LEAD INVESTOR ❓] [INVESTING $500 THIS ROUND]

 *I'm a music teacher based in Stockton, CA. I heard about your app through a teacher's group on Facebook, and when I downloaded it, I was blown away by how it did everything I had wanted other recording apps to do. I looked on the website to see if there was an Android app so my quartet could use it to record, since half of us have iPhones and the other half Androids. I hope that you are successful in your venture, and that you are able to expand into the Android market as well! Good Luck!*

Joshua Landin

[SEE MORE]

Our team

 **Matt Miller**
Founder / CEO
I have built a software company from $0 to $1.5M ARR with no investments and no previous knowledge in business administration or software engineering.
(in) (tw)

 **Andrew Perusi**
Product Partnership Manager
I have been chosen to play on numerous records by heroes of mine, and been invited to tour worldwide, playing sold-out shows at historic renowned venues, from the Sydney Opera House to the Greek Theatre.
(in)

 **Peter Robert**
iOS Developer
I have been developing iOS apps for the past decade, ranging from small


standalone projects to large complex apps used by millions of users.
(in)


Alexa Ennis
PR / Press Contact


Miller Media
Backend Development & UI/UX Design
(in)

In the news



Downloads

Audiobridge Information Deck - Wefunder.pdf

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audiobridge is building the simplest yet most powerful music creation tool ever.

Download now for free on iOS!

The problem - It is too hard for the world to make music 🧑‍🎤🎤

The software that people use to record professional music looks like this:



Extra credit for the first person who can tell me how to start recording (hint, it's not as easy as just pressing the red button on the top...). On top of this, this software's user manual is 1,200 pages long.

What happens when someone has an amazing musical idea in their head and they want to quickly record it and get it out to the world before the moment of inspiration is lost? The answer...*they can't.*

Directly from a forum about the above software:

> *Only after my ideas are feeling solid will I begin to record that song into [this software], because the minute I stop to think "How do I do that again?", my creative idea I had in the first place gets lost.*

Technology is supposed to make our lives easier. When making music, technology is making our lives harder.

The solution - audiobridge

audiobridge is a mobile music recording and collaboration platform where users can record full professional songs and collaborate instantly with anyone, anywhere. It is currently available for free on iOS.

audiobridge is the next generation in music making.





Our beautiful music-making platform, audiobridge

Bonus extra credit for anyone who can tell me how to start recording on audiobridge (hint: it **is** the gigantic red button).

To watch a product demo, scroll to the bottom of this page to view a video!

Made by musicians for everyone 🎸

The audiobridge team has spent our lives in and out of recording studios, touring the world and writing songs with musicians from a variety of genres. We have been fortunate to have access to top class musicians and facilities that have enabled us to make professional music that has been played for audiences globally.

We know there is a better way for everyone to make music.



CEO Matt Miller & Product Partnership Manager Andrew Perusi

Our initial raise, launch and growth 📈

In September 2018, after a year-long beta testing and R&D period, we raised our initial $500,000 and released our app to the world. Since this time we have seen a steady growth in our user base and the amount of music being made. One of our favorite statistics is *the amount of audio tracks recorded per month*. This shows us the direct impact our simple, yet powerful platform is having on creativity around the world.


Cumulative Tracks Recorded
1.00x
0.75x
0.50x
0.25x
0.00x
Mar '18
Apr '18
May '18
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July '18
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Sep '18
Oct '18
Nov '18
Dec '18
Jan '19
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Mar '19
Apr '19
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June '19
July '19
Aug '19
Sep '19
Oct '19
Nov '19
Dec '19
Jan '20
Feb '20
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Not only is our user base growing but our rate of user activity is growing every month. Users love audiobridge.

But don't take our word for it


jigga cash, 01/31/2019
Music
Best recording app for studio work
playboysllme, 06/28/2020
Really great
For people who can't afford a full studio or even produce all the professional level music it's possible with this app!
Piperint!!!2448, 02/05/2019
Exactly what I've needed for a long time!!
Absolutely love this app. Highly recommended. Everything is in sync.
use. For a musician this is anything you would ever hope for.
Pabsawei, 06/06/2020
Great app
i and i like music, 05/29/2020
Finally!!!!!
I never write a review for anything ever but I had to this. Finally, someone understood and got it right. Thank you for this app!
Unalfred, 05/15/2020
So good
Jake1313, 06/23/2020
Perfect
Easy to use, reliable, very intuitive
PinkPrecise
great app
yooms kikio, 02/22/2019
Great app!
have iPhone
So useful for long-distance collaboration.
MrJohnHell, 05/23/2020
So much fun to be had
Just getting started and I can't stop. I want to record and share track after track just to see what my friends add. I love this app!

Musicians love audiobridge

A unique crossover of music and tech 🎵🤖

Nine years ago, our CEO Matt Miller moved to the Bay Area and founding the software consultancy, Miller Media. Miller Media has organically grown from nothing to over $1M in annual revenue and a team of ten software developers and business associates. They have built and maintain websites resulting in over 2 million e-commerce orders worldwide and launched worldwide mobile applications. Their previous contracts include work for Amazon, Hyatt, Redbox and UBM amongst many others.

Our team's experience in the music industry and Matt's deep experience in technology uniquely positions us to not only fully understand the solution, but also be able to effectively implement it.

While we retain several tricks up our sleeve, a major part of our success will be through the use of the most modern technology to create the smoothest music recording user experience ever. Artificial Intelligence is in the forefront of our vision. The brains of an experienced audio engineer is coming to life within audiobridge and will ultimately provide a fully guided recording experience for users of all skill levels.

No more paying for expensive studio time.

No more fumbling through costly and complicated software.

Just hit record and leave the rest to audiobridge.

Coming in December 2020, the launch of the audiobrain will ring in a new era of music making.



Two years of hard work 🧑🏻‍💻

In the past two years, we have put ourselves directly in the trenches and have an incredibly deep understanding of the musictech industry and trends that are emerging. *audiobridge* fits squarely into the future of music.

The audiobridge team has participated and graduated from two accelerator programs, BRIIA, an exclusive AI-focused accelerator in the Bay Area and Project Music, a music/musictech accelerator program based out of the Nashville Entrepreneur Center.

We've presented our vision at winter NAMM (Anaheim), summer NAMM (Nashville), the NOLA Musictech Conference, the Nashville Songwriter's Association, the Music Tectonics Weekly Websday Series, BRIIA Demo Day, BMI, SESAC, the Music Business Association Webinar Series, Pitchforce and many others.

Hundreds of calls, pitches and panels later, we are ready to take our well-developed product and turn it into a highly scalable business.



Life's a pitch.

The world is changing...incredibly fast ⏩

A product is only as great as the market it serves. Not only has audiobridge proven to be useful to our current users but we are on the cutting edge of several diverging trends in both the music and technology industries.

An outlet for creative energy during the pandemic

audiobridge has seen unprecedented growth during this unfortunate time in the world. Users from America, Europe, Asia and Africa have been in contact with our team to not only help us understand how to continue to improve our product for the changing times but also to thank us for the value audiobridge has brought to them.

Music making is on a massive upswing



From "Factfulness" by Hans Rosling (2018)

Mobile music hardware on the rise

Major music hardware manufacturers, such as Shure, Blue, Line 6 and IK Multimedia have begun investing in and selling professional mobile equipment. They understand the emerging trends.





Mobile recording devices from IK Multimedia, Line 6, Shure and Blue

Mobile creativity is on the rise

The world's top producers have begun making music directly from their smartphones. Multiple Grammy-award winner Billie Eilish and her brother and Grammy-winning producer Finneas O'Connell regularly use their iPhone to record audio for their songs. Grammy-nominated producer Steve Lacey used his iPhone while recording tracks and producing music for Kendrick Lamar ('iPhone' is listed as one of his primary instruments on his Wikipedia page!)

Mass adoption of smartphones continues to rise

By the end of 2020, 6.1 billion people will be using smartphones; over 70% of the world. (source: Ericsson Mobility Report)

The majority of internet usage is now on mobile

Mobile devices are now where the majority of internet and network usage happens; 54% as of April 2020. (source: statcounter GlobalStats)

5G = Greater speeds and higher quality media

With the 5G infrastructure being built worldwide, the future of data transfer is realistically 5x faster than what it is now (with a theoretical limit of 66x). This means high quality audio and video more quickly enabling sharing of large media files.

The line is blurring between mobile and desktop

At Apple's 2020 Worldwide Developer Conference, they announced that they are transitioning their Mac desktops to using their own silicon chips. For the non-technical, this means that "...for the first time, developers can make their iOS and iPadOS apps available on the Mac without any modifications" but not vice versa. (source: Apple announces Mac transition to Apple silicon)

This is a huge step in blurring the lines between mobile and desktop and proving the audiobridge team's long-time vision that the entire world is moving fully mobile. With this change, audiobridge will be available for desktop computers without any modifications needed. This is another example of how our team's foresight is saving us time and money and building a product for an inevitable future.

Add this all up and you can see that the only way forward for music creation is mobile-first and **mobile only.**

Our next step - Revenue 💰

Our product has seen consistent growth and our team has validated that there is an optimistic future for our vision. Due to this, audiobridge is now entering *Phase 2* where we are shifting our primary focus from R&D and product development to monetization.

The success of our product development is directly correlated to our consistent, direct conversations with our users. We have crafted a series of questions that has enabled us to build the product as a combination of our future vision along with the features that users most want to see.

We will take this same process to developing our monetization model. It is important that we fully understand what our users are willing to pay for rather than guess. To this point we have run pricing experiments and studied what our competitors and like-minded companies have done but know it is now time to take the final step of confirming or denying our hypotheses with the users.

We will be rolling out monetization over the **next six months**, with an initial goal of converting 1% of our user base to paying customers and then driving towards 5% thereafter.

Additionally, we have built a robust pipeline of several dozen potential partnership opportunities including startups to top companies in the music-making software and hardware spaces. We are currently building a product partnership team of musictech veterans with decades of experience in the industry. We have opened many doors and will work with these companies to build partnerships that not only drive user growth but bring in scalable sources of revenue.

In closing...

The audiobridge team has been highly encouraged by our last two years and we see a seismic shift in the music creation process coming in the next five years. We envision a future where people, of any technical and musical skill level, will be able to make professional quality music and be creative with nothing but the mobile devices they already own and the audiobridge application.

audiobridge is at the nexus of the rise of mobile technology, improved worldwide data networking, artificial intelligence and the rapid growth of music recordings.

Success is the freedom to be creative.

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Product Demo





Investor Q&A

What does your company do? ˅

— COLLAPSE ALL

audiobridge, currently available for free on iOS, allows musicians of any talent level to record full multi-track songs and instantly collaborate with anyone, anywhere. We focus on our users' experience and strive to make the simplest but most powerful audio recording tool the world has ever seen; exclusively on mobile devices. Musicians of any skill level will be able to rehearse, record, mix, master and distribute professional songs with nothing more than a mobile device and audiobridge.

Where will your company be in 5 years? ˅

Although we can't guarantee it, we want to dominate market share for recording platforms that musicians of all skill levels use to create songs. We strive to consistently have our users writings songs that reach the top of the charts.

Why did you choose this idea? ˅

Our CEO spent a decade in L.A. as a songwriter, producer and performer. After stumbling through remote collaboration sessions with musicians around the world, he sought a solution that would work for people of all technical skill levels. When finding that nothing intuitive yet existed, he began the process of building audiobridge.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ˅

Since this year's global pandemic, people's understanding of the viability of our pro-level mobile recording vision accelerated at an unforeseen pace. Our value proposition, fully formed prior to the pandemic, has remained unchanged while others are scrambling to pivot.

Existing income from recording studios and legacy software has made the recording industry resistant to the inevitable change coming. Building robust mobile software requires a unique crossover skillset of a deep understanding of audio processing and how modern musicians make music.

Other companies are building solutions but are not exclusively mobile and suffer from the same problems as legacy software; bloated user interfaces and a prerequisite knowledge required.

What is your proudest accomplishment? ˅

audiobridge users recorded over 55,000 audio tracks in May during the Covid pandemic. To provide a platform that is resulting in more creativity around the world is, and will continue to be, our main motivation and to see it actually happen amidst a chaotic world is amazing.

How far along are you? What's your biggest obstacle? ˅

audiobridge is live in the iOS App Store with over 10K monthly active users recording over 700 hours of audio every month.

There are millions of apps in the App Store and hundreds in our industry. Our biggest obstacle is getting the proper exposure for our platform. More than ever, the world is inundated with collaboration tools and we are fighting to be heard every day. Between strong word-of-mouth organic traction and the work we are doing with a PR firm who specializes in musictech, our numbers are solidly growing but this will continue to be our biggest obstacle until we scale to a critical mass. Our solution is to continue these efforts and also develop partnerships with companies who can scale our exposure at an exponential rate.

Who are your competitors? Who is the biggest threat? ˅

Spotify/Soundtrap, Apple/Garageband/Logic, Avid/ProTools, BandLab

The competitors listed above all provide similar levels of threat. None of them are mobile-only and their need for compatibility across several platforms works to our advantage.

Each of them do have financial resources that, if used properly, provide a challenge for us. We have seen, though, that our constraints have required us to be laser-focused and thoughtful about everything we do, unlike the competition who have too many features, creating usability problems for users.

What do you understand that your competitors don't? ˅

1) User experience.

Industry standard tools, e.g. ProTools, have 100s of largely unused options kept solely for backwards compatibility. Our competitors, instead of innovating, have followed these complicated applications.

We look forward, not backward. What is the fastest, simplest and highest quality path from an idea to a finished song? We apply state-of-the-art software techniques, invisible to the user, automating processes that inhibit creativity and clutter other platforms.

2) Mobile only

We focus exclusively on mobile while our competitors also maintain desktop and browser platforms - their mobile offerings are an afterthought. This alienates most musicians, who have a mobile device but no access to more expensive tools.

How will you make money? ⌄

1) We currently offer all features for free and are building advanced automation appealing to those desiring more professional creations. We will emulate creative suites, like Adobe, appealing to beginners and pros. Next-gen music makers understand freemium in-app purchase and subscription models. Set for release in December, our low-cost, high-volume scalable model will initially generate over a $1M annually with less than 30K paid users.

2) We will offer musicians and companies unprecedented insight into how people make music. Through responsible data-driven thought leadership, we will become the pre-eminent authority in how the world makes music which will help connect musicians with the resources to improve their creative process.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The development of the infrastructure required to make our vision a reality is not guaranteed though we predict it to be highly probable.

We rely on mobile manufacturers continuing to improve fidelity of audio recording capabilities; that audio hardware companies pivot and build components to improve the quality of mobile recordings drastically (some already have); that the world embraces small mobile devices as replacements for full recording studios.

We are fundamentally changing the way people make professional music. This requires not only innovation on product but also on the business model and value networks it serves. The music and recording industries have a vested interest in these value chains not changing.

What do you need the most help with? ⌄

Business and partnership development are our main goals for the next phase of audiobridge.

We are extremely confident in our product and user traction and have begun conversations with veteran business development and revenue/growth officers from within the musictech industry to assist in advancing our partnership pipeline. We have qualified and added dozens of potential partners to our pipeline and look to these domain experts to join our team and assist in moving conversations into defined, strong partnerships.

Properly testing our hypotheses and making strong partnership connections will drive revenue to put us on track to scale the business into a major growth phase.

What would you do with the money you raise? ⌄

1) Product roadmap development including:

- Maintenance and rollout of existing/new front-end feature sets. This includes improvements to social tools, integrations with popular social media networks, additional simple creator toolsets and more.

- Improvements to our machine learning models and integration of these into the user interface to provide even simpler workflow for artists. This will also make the product more accessible to a huge new market of musicians with less previous knowledge in music creation.

- Improved data analytic tools

2) Launch initial monetization model

- Set for release in December 2020. Largely related to the above mentioned product roadmap development.

3) Build and promote industry partnerships

